September 29, 2014

Mr. Jorge Bonilla

Senior Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Bonilla:

In response to your September 16, 2014 correspondence to Huron Consulting Group Inc. (the “Company” or “we”), we provide below our response to each of your comments. For each response below where applicable, capitalized terms that are not otherwise defined are used as defined in the Company’s Annual Report on Form 10-K.

Form 10-K for the fiscal year ended December 31, 2013

Financial Statements

Share-Based Compensation, pages F-11 to F-12

1.	We note your disclosure that errors had accumulated related to prior period financial statements beginning with the first quarter of 2010 through the first quarter of 2013. Please provide a summary of your materiality analysis which helps us to understand the quantitative and qualitative considerations that you made in reaching the conclusion that the underlying errors were not material to prior period financial statements or to financial statements for 2013. In your response, please clarify for us if the general nature of the error was that the straight-line attribution method was inappropriate because they were applied to awards that had graded vesting features. Additionally, tell us whether your officers reconsidered the adequacy of their previous disclosures regarding internal controls and disclosure controls and procedures in light of these errors as well as those that you have described on page F-7. If the officers concluded that internal controls and disclosure controls and procedures were effective, despite the errors, describe the basis for the officers’ conclusions.

Response:

Nature of Error

The share-based compensation error (the “Stock Compensation Error”) arose because the straight-line attribution method was incorrectly applied to share-based awards with market or performance conditions that included graded vesting features1. The Company identified this error in the second quarter of 2013 while preparing an accounting policy memorandum on a newly contemplated share-based award. As a result, we updated our accounting policy to reflect that, under ASC 718, the graded vesting attribution method should be applied to awards with market or performance conditions that include graded vesting features.

[1]

$16 thousand of the $1,081 thousand error correction recorded in the second quarter of 2013 was related to the use of an incorrect service period for certain options with a service condition and market condition granted in 2010. This error resulted in the expensing of those options over a shorter period than required. This was a one-time award made by the Company and no such options with similar features have been granted since the grant in 2010. The impact of this separate error is included in the Materiality Assessment in this response and was individually immaterial in all periods presented.

Mr. Jorge Bonilla

U.S. Securities and Exchange Commission

September 29, 2014

Materiality Assessment

We performed a contemporaneous materiality analysis of the Stock Compensation Error, which began with the Company’s initial grant of awards with performance conditions that included graded vesting features in the first quarter of 2010 and culminated with the correction of the error in the second quarter of 2013, in accordance with the guidance in ASC 250, including ASC 250-10-S99. Prior to the first quarter of 2010, the Company had not granted awards with market or performance conditions that included graded vesting features. We considered all relevant facts and circumstances, including both quantitative and qualitative factors, as discussed further below. We concluded that the Stock Compensation Error did not materially misstate our previously issued annual financial statements for the years 2010, 2011, and 2012 or our previously issued quarterly financial statements for 2012 and 2013. Likewise, we concluded that the effect of correcting the error during the second quarter of 2013 was not material to the financial statements for the period then ended and was not expected to be material to the full year 2013 financial statements. Prior to the filing of our Form 10-Q for the period ended June 30, 2013, we reviewed and discussed our analysis and conclusion with the Audit Committee of the Board of Directors, as well as our external auditors.

Income Statement Considerations: The following table provides our quantitative analysis of the impact of the Stock Compensation Error on our consolidated statements of operations (dollars in thousands, except per share amounts).

Period	Pre-Tax Adjustment(1)	Reported Pre- Tax Income	% Impact on Reported Pre- Tax Income(2)	Note	Diluted EPS Impact(3)(4)	Note

2013
Q1-13	$(153)	$19,493	0.7%		$(0.00)
Q2-13	$1,081	$28,691	3.8%		$0.03	See Note 6
FY2013	$928	$113,639	0.8%		$0.02	See Note 6

2012
Q1-12	$(340)	$2,104	16.2%	See Note 5	$(0.01)
Q2-12	$(66)	$12,523	0.5%		$(0.00)
Q3-12	$133	$18,388	0.7%		$0.00
Q4-12	$(8)	$32,633	0.0%		$(0.00)
FY2012	$(281)	$65,648	0.4%		$(0.01)

2011
FY2011	$(460)	$43,110	1.1%		$(0.01)

2010
FY2010	$(187)	$20,559	0.9%		$(0.01)

Notes:

(1)	“Pre-Tax Adjustment” represents the amount pre-tax income would have increased/(decreased) in a given period if the correct expense attribution method had been applied since the inception of the performance-based grants with graded vesting features in Q1-2010. The cumulative impact of the Stock Compensation Error at each balance sheet date within the table would have been less than 1% of additional paid-in capital (“APIC”) and retained earnings (on an after-tax basis) on our consolidated balance sheet. In all periods, the impact of the Stock Compensation Error as a percentage of Adjusted EBITDA, a non-GAAP measure frequently used by our investors, would have been lower than the percentage impact of the error on reported Pre-tax income.

Mr. Jorge Bonilla

U.S. Securities and Exchange Commission

September 29, 2014

(2)	For the period in which the Stock Compensation Error had a 5% or greater impact on reported Pre-tax income, further consideration was made, as discussed below in Note 5.

(3)	For any quarter or full-year period in which the Stock Compensation Error had an impact greater than $0.01 or less than ($0.01) (rounded) on diluted EPS, further consideration was made, as discussed below in Note 6. The impact on basic and diluted EPS was the same in all periods. In all periods, the impact of the Stock Compensation Error as a percentage of Adjusted diluted earnings per share from continuing operations, a non-GAAP measure frequently used by our investors, would have been the same or lower than the percentage impact of the error on reported Pre-tax income.

(4)	In no period did the impact of the Stock Compensation Error on basic or diluted EPS affect the Company’s performance relative to consensus analyst expectations.

(5)	First Quarter, 2012 — The Stock Compensation Error in this quarter is generally consistent with the corresponding impact in other quarters. However, pre-tax income was significantly lower in this quarter causing the percentage impact of the Stock Compensation Error to be relatively higher. Despite the lower pre-tax income during the first quarter of 2012, expectations for our full-year 2012 results, relative to our publicly released earnings guidance, were unchanged as of the date of our first quarter earnings release. In assessing the materiality of the Stock Compensation Error relative to the first quarter 2012 financial statements, we considered the following:

•	The earnings per share (“EPS”) impact of the Stock Compensation Error for the quarter was $(0.01) (rounded);
•	The impact of the Stock Compensation Error on reported direct costs for the quarter was 0.3%;
•	The impact of the Stock Compensation Error on reported operating expenses for the quarter was 0.1%;
•	For full-year 2012, the impact of the Stock Compensation Error as a percentage of pre-tax income was only 0.4%; and
•	The impact of the Stock Compensation Error did not affect the Company’s performance relative to the consensus analyst expectations.

(6)	Second quarter and full year 2013 — The higher impact in these periods is the result of the cumulative impact of the correction of the error. Since the impact on diluted EPS in absolute terms is greater than $0.01, we also considered the following qualitative factors:

•	The impact as a percentage of reported diluted EPS was 4.3% and 0.7% for the second quarter and full year 2013, respectively. We note that reported diluted EPS would have been higher in these periods if not for the correction of the Stock Compensation Error.
•	The impact of the correction on our Consolidated Financial Statements was disclosed in both the Notes to the Consolidated Financial Statements as well as in Management’s Discussion and Analysis of Financial Condition and Results of Operations in both periods.
•	The consensus diluted EPS estimate of our analysts for the second quarter of 2013, immediately prior to release of our financial results, was $0.57, with a range of $0.54 to $0.63. Our reported diluted EPS of $0.69 for the second quarter of 2013, which included the $0.03 charge for the error correction, significantly exceeded the consensus estimate irrespective of the error.

Mr. Jorge Bonilla

U.S. Securities and Exchange Commission

September 29, 2014

•	The consensus diluted EPS estimate of our analysts for full year 2013, immediately prior to the release of our second quarter 2013 financial results, was $2.50, with a range of $2.40 to $2.65. Our reported diluted EPS of $2.92 for full year 2013, which included the $0.02 net impact of the error correction, significantly exceeded the consensus estimate irrespective of the error.

Cash Flow Considerations: As stock compensation expense is a non-cash item, there was no net impact on our Consolidated Statements of Cash Flows.

Balance Sheet Considerations: The following table provides the cumulative impacts of the Stock Compensation Error on the first quarter 2013 and fourth quarter 2012 balance sheets, which further supported our conclusion that there was no material impact on the financial statements of the Company (dollars in thousands). The cumulative impact of the Stock Compensation Error was similarly immaterial to balance sheets from earlier periods, as well.

Period	Cumulative Impact	Total APIC	% of APIC	Total Retained Earnings	% of Retained Earnings (on an after-tax basis)
Q1-2013	1,081	427,607	0.25%	120,667	0.54%
Q4-2012	928	420,825	0.22%	109,330	0.51%

Other Qualitative Considerations: In addition to the factors discussed above, we considered whether any other qualitative factors indicated that the impact of the Stock Compensation Error was material to our financial statements, and noted:

•	The misstatement did not mask a change in earnings trends, working capital trends, or cash flow trends;
•	The misstatement did not hide a failure to meet analysts’ consensus expectations for the Company;
•	The misstatement did not change a loss into income or vice versa for any period;
•	The misstatement did not have a material impact on any of our reportable segments;
•	The misstatement did not affect our compliance with loan covenants or any other contractual or regulatory requirements;
•	The misstatement did not have any significant impact on management incentive compensation;
•	The misstatement was not intentional and did not involve the concealment of an unlawful transaction; and
•	The measurement of stock compensation expense is generally capable of precise measurement and no error in the actual measurement of our stock compensation was identified, rather the attribution of expense between periods during the vesting period was recorded incorrectly.

After consideration of all quantitative and qualitative factors, we concluded that the misstatement and correction thereof did not result in a material misstatement of our financial statements in any of the periods presented.

Internal Controls Assessment

In conjunction with the identification of the Stock Compensation Error and the cash flow classification error described on page F-7 (the “Cash Flow Error”), our officers did reconsider the adequacy of their previous disclosures regarding internal controls and disclosure controls and procedures.

Mr. Jorge Bonilla

U.S. Securities and Exchange Commission

September 29, 2014

Stock Compensation Error: For any new share-based award with substantially different terms than previously granted awards, an accounting policy memorandum is prepared and reviewed by management that summarizes the award features, identifies the applicable accounting guidance, and establishes policy for the ongoing accounting for the award. Such an accounting policy memorandum is required for any new type of share-based award with terms and features beyond simple time-based vesting. During the second quarter of 2013, while preparing such a memorandum for a newly contemplated award, the current accounting team identified that the accounting policy memorandum prepared and reviewed in 2010, in conjunction with the initial grant of awards with performance conditions, incorrectly prescribed straight-line expense attribution for performance awards with graded vesting features. Upon identifying this error, the accounting team analyzed the accounting treatment for all previously granted awards with performance conditions, quantified the impact of the error on our financial statements, concluded a control deficiency existed in prior quarters, and corrected the accounting policy. We concluded that the deficiency rose to the level of significant because the related financial statement impact of the Stock Compensation Error, which was also determined to be the maximum potential error, was significant enough for us to report it to the Audit Committee of our Board of Directors and disclose it in our 2013 financial statements. We determined that the control deficiency did not rise to the level of a material weakness primarily due to the following:

•	The maximum potential error was determined not to be material. The maximum potential error was calculated as the greatest difference in any period between a) share-based compensation expense assuming all awards were expensed using the correct attribution method and b) share-based compensation expense assuming all awards were expensed using the straight-line attribution method, including all awards with performance or market conditions and graded vesting features. The magnitude of the actual error, as described above, was the same as the maximum potential error;
•	The Company identified the control deficiency and initiated a comprehensive review of all share-based awards to identify any performance or market conditions not previously considered. No other errors were identified as a result of this review;
•	Given the nature of the error – incorrect attribution of the expense over the term of the awards – the impact would not aggregate indefinitely over time. Generally, for individual awards, the difference in applying the straight-line attribution method rather than the graded vesting attribution method would result in the expense being under-recognized in the early years of the vesting period and over-recognized in the later years of the vesting period, with no net impact after the vesting period lapsed; and
•	The error and related deficiency were not the result of fraud.

The control deficiency related to the Stock Compensation Error was monitored by our officers and the Audit Committee of our Board of Directors until it was fully remediated during the third quarter of 2013. The remediation was subsequently validated by our external auditors.

Cash Flow Error: Similar to the Stock Compensation Error, we determined that the control deficiency related to the Cash Flow Error was significant. We determined that a design deficiency existed in our Financial Statement Presentation and Disclosure control cycle in that we did not have a process in place to monitor for significant capital expenditure items that remained unpaid in Accounts Payable or Accrued Expenses as of the balance sheet date. In order to remediate this deficiency, we added the following step to our Statement of Cash Flows preparation process:

We will include accrued fixed asset purchase detail within the fixed asset tab in the cash flow work papers. These accruals, which are reviewed by the GL team, will be excluded from the purchases of property and equipment line item within the investing section, and excluded from the accounts payable and accrued liabilities line item within the operating section. For any accrual of fixed assets due to deferred payment terms (as opposed to the short term accruals resulting from the normal operating cycle and timing of invoices and payments), the subsequent payments will be classified as financing activities.

Mr. Jorge Bonilla

U.S. Securities and Exchange Commission

September 29, 2014

We concluded that this deficiency rose to the level of significant because the related financial statement impact of the Cash Flow Error was significant enough for us to report it to the Audit Committee of our Board of Directors and disclose it in our 2013 financial statements. We determined that the control deficiency did not rise to the level of material weakness primarily due to the following:

•	The control deficiency could not lead to an error in our Statement of Earnings, Balance Sheet, Earnings per Share computation or other metrics commonly used by our analysts, including EBITDA, Adjusted EBITDA, Adjusted net income from continuing operations or Adjusted diluted earnings per share from continuing operations;
•	In order to determine the maximum possible financial statement error, we reviewed capital expenditures for the twelve quarters in 2011 through 2013 and selected the quarter with the highest level of purchases. We computed the maximum possible error as the sum of that selected quarter’s purchases plus 100% of any capital expenditures with extended financing term, making no discount for items actually paid for during the quarter. We determined that the maximum potential error would not exceed 10% of our annual Net cash provided by operating activities;
•	We are not a capital intensive business and we disclose each quarter our anticipated annual purchases of property and equipment. Purchases of property and equipment are not viewed by our analysts as an indicator of future revenue, profitability growth, or cash flow. As such we do not believe Purchases of property and equipment is a heavily relied upon metric by our financial statement users;
•	Given the nature of the error – as Capital Expenditure items are paid for and relieved from Accounts Payable or Accrued Expenses they will be reflected in the Statement of Cash Flows as Purchases of Property and Equipment, net – the impact would not aggregate indefinitely over time;
•	The actual error caused by the control deficiency was not, in our judgment, material and did not cause our financial statements to be materially misstated; and
•	The error and related deficiency were not the result of fraud.

As of June 30, 2014 we concluded that the control deficiency related to the Cash Flow Error has been remediated, though this conclusion is pending testing and verification by our external auditors.

Aggregation of the Stock Compensation Error significant deficiency and the Cash Flow Error significant deficiency: We concluded that these two deficiencies did not aggregate for the following reasons:

•	The deficiencies are related to two separate control cycles and sets of control activities;
•	No other significant deficiencies related to either the stock compensation or financial statement preparation and disclosure control cycles were identified during the period from 2010 through 2013 and only one control deficiency was identified during this time (in 2011) related to either of these cycles;
•	The impacts of the errors caused by the two deficiencies do not affect similar financial statement line items. The Stock Compensation Error could only impact our Statements of Operations and Balance Sheets with no net impact on any section of our Statement of Cash Flows. Conversely, the Cash Flow Error only impacts our Statement of Cash Flows and not our Statements of Operations or Balance Sheets; and
•	These items do not impact similar types of financial statement disclosures.

Mr. Jorge Bonilla

U.S. Securities and Exchange Commission

September 29, 2014

Litigation

Qui Tam Action, page F-33

2.	We note your disclosure which appears to indicate that you reversed the $1.2 million accrual in the third quarter of 2013 following a court dismissal of the underlying complaint in the first quarter of 2013. Please confirm if the accrual was reversed in the third quarter of 2013 or if it was reversed in the first quarter of 2013 as disclosed on page 36. In your response, please discuss how you determined the appropriate timing for taking the accrual reversal.

Response: The $1.2 million accrual was reversed in the first quarter of 2013, as disclosed on page 36, following the court dismissal of the underlying complaint in March 2013. The disclosure on page F-33 incorrectly stated the accrual was reversed in the third quarter of 2013. As stated in our disclosure on page F-33, on March 8, 2013, the court granted Huron’s motion for summary judgment and dismissed the relator’s second amended complaint in its entirety with prejudice. It was upon this favorable ruling in the first quarter of 2013 that we determined the likelihood of loss in this matter was remote and reversal of the outstanding accrual of $1.2 million was appropriate. Our 2013 interim filings and our 2014 interim filings properly disclose that the reversal of the $1.2 million accrual was recorded in the first quarter of 2013. We will ensure the correct period is referenced in all relevant future disclosures.

In response to your letter, the Company also acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or require more information, please contact me at 550 West Van Buren Street, Chicago, IL, 60607, (312) 583-8740.

Sincerely,

/s/ C. Mark Hussey
C. Mark Hussey Executive Vice President, Chief Operating Officer, Chief Financial Officer and Treasurer